Sunworks, Inc.

1555 Freedom Boulevard

Provo, UT 84604

August 3, 2022

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Gregory Herbers

Re:	Sunworks, Inc. Acceleration Request

Registration Statement on Form S-3

File No. 333-265336

Requested Date:	August 5, 2022
Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Sunworks, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Christopher D. Ivey, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4121 or via email at civey@stradlinglaw.com.

Sincerely,

SUNWORKS, INC.

/s/ Gaylon Morris

Gaylon Morris
Chief Executive Officer

cc:

Stradling Yocca Carlson & Rauth, P.C.

Christopher D. Ivey, Esq.